Exhibit 4.58

AMENDED AND RESTATED EQUITY PLEDGE AGREEMENT

This Amended and Restated Equity Pledge Agreement (this “Agreement”) is entered into in Beijing, PRC by the following parties on October 18, 2016:

Pledgee:

Party A:	Baidu Online Network Technology (Beijing) Co., Ltd.

Address:	3/F, Baidu Building, No. 10 Shangdi 10th Street, Haidian District, Beijing

Pledgor:

Party B:	Zhixiang Liang

Address:	6/F, Baidu Building, No. 10 Shangdi 10th Street, Haidian District, Beijing

WHEREAS:

1. Party A is a wholly foreign-owned enterprise registered in Beijing, the People’s Republic of China (the “PRC”).

2. Party B is a citizen of the PRC owning 5.418% equity interests in Beijing BaiduPay Science and Technology Co., Ltd., a limited liability company registered in Beijing, the PRC (the “BaiduPay”).

3. Party A and Party B entered into an Amended and Restated Loan Agreement dated October 18, 2016, whereby Party B obtains a loan (the “Loan Arrangement”) up to a total amount of RMB216,720,000 (the “Loan”), for which amount Party B pledges equity interest.

4. Party A and BaiduPay entered into an Exclusive Technology Consulting and Services Agreement dated February 28, 2008 with infinite term, and then a Supplement to the Exclusive Technology Consulting and Service Agreement dated April 22, 2010, a Supplement II to the Exclusive Technology Consulting and Service Agreement and a Supplement Agreement, both dated September 6, 2011, to make supplement to the Exclusive Technology Consulting and Service Agreement (collectively, the “Services Agreements”). Under the Services Agreement, Party B shall pay fee for the technology consulting and services provided by Party A (the “Service Fees”).

5. In order to ensure that Party B will perform its obligations under the Loan Arrangement and Party A will be able to collect Service Fees from BaiduPay, Party B agrees to pledge all his equity interest in BaiduPay as security for performance of his obligations under the Loan Arrangement and for the Service Fees. Party A (the “Pledgee”) and Party B (the “Pledgor”) intend to enter into this Agreement to specify their respective rights and obligations in respect of such pledge.

6. The Parties have entered into an Amended and Restated Equity Pledge Agreement dated December 22, 2015 (the “Original Equity Pledge Agreement”). The Parties hereby agree to enter into this Agreement to amend and restate the Original Equity Pledge Agreement, and this Agreement will replace and substitute the Original Equity Pledge Agreement as of the date of its effectiveness.

NOW THEREFORE, the Pledgee and the Pledgor agree as follows through negotiations and to be bound hereby:

1.	Definitions and Interpretation

Unless otherwise provided in this Agreement, the following terms shall have the following meanings:

1.1 “Pledge”: refers to the full content of Article 2 hereunder.

1.2 “Equity Interest”: refers to all of the equity interest in BaiduPay legally held by the Pledgor.

1.3 “Rate of Pledge”: refers to the ratio between the value of the Pledge under this Agreement and the total amount of the Service Fees and the Loan.

1.4 “Term of Pledge”: refers to the period provided for under Article 3.2 hereunder.

1.5 “Principal Agreement”: refers to the Services Agreements and the Loan Arrangement.

1.6 “Event of Default”: refers to any event listed in Article 7.1 hereunder.

1.7 “Notice of Default”: refers to the notice of default issued by the Pledgee in accordance with this Agreement.

2.	Pledge

The Pledgor agrees to pledge all of his Equity Interest in BaiduPay to the Pledgee as security for (i) his obligations under the Loan Arrangement and (ii) BaiduPay’s obligations under the Services Agreements. For purpose of this Agreement, “Pledge” refers to the right of the Pledgee to be entitled to priority in receiving payment in the form of the Equity Interest based on the conversion value thereof, or from the proceeds from the auction or sale of the Equity Interest pledged by the Pledgor to the Pledgee.

3.	Rate of Pledge and Term of Pledge

3.1 The rate of the Pledge

The rate of the Pledge shall be approximately 100%.

3.2 The term of the Pledge

3.2.1 The Pledge shall take effect as of the date when the pledge of the Equity Interest is recorded in the Register of Shareholders of BaiduPay and when the pledge is registered with the Administration for Industry and Commerce and shall remain in effect until two (2) years after the obligations under the Principal Agreement will have been fulfilled.

3.2.2 During the term of the Pledge, the Pledgee shall be entitled to dispose of the pledged assets in accordance with this Agreement in the event that the Pledgor does not perform his obligations under the Loan Arrangement or BaiduPay does not perform his obligations under the Services Agreement.

4.	Physical Possession of Documents

4.1 During the term of the Pledge under this Agreement, the Pledgor shall deliver the physical possession of his Certificate of Capital Contribution and the Register of Shareholders of BaiduPay to the Pledgee within one (1) week from the date of this Agreement.

4.2 The Pledgee shall be entitled to receive dividends from the Equity Interest.

4.3 The Pledge under this Agreement will be recorded in the Register of Shareholders of BaiduPay (See Appendix I).

5.	Representations and Warranties of the Pledgor

5.1 The Pledgor is the legal owner of the Equity Interest pledged and has adopted shareholders’ resolutions to approve the Pledge (See Appendix II).

5.2 Except for the benefit of the Pledgee, the Pledgor has not pledged the Equity Interest or created other encumbrance on the Equity Interest.

6.	Covenants of the Pledgor

6.1 During the term of this Agreement, the Pledgor covenants to the Pledgee for its benefit that the Pledgor shall:

6.1.1 Not transfer or assign the Equity Interest, create or permit the existence of any other pledges, which may have any effect on the rights or benefits of the Pledgee without prior written consent of the Pledgee;

6.1.2 Comply with laws and regulations with respect to the pledge of rights; present to the Pledgee the notices, orders or suggestions with respect to the Pledge issued or made by relevant government authorities within five (5) days upon receiving such notices, orders or suggestions; comply with such notices, orders or suggestions or, alternatively, at the reasonable request of the Pledgee or with consent from the Pledgee, raise objection to such notices, orders or suggestions; and

6.1.3 Timely notify the Pledgee of any events or any notices received which may affect the Pledgor’s right to all or any part of the Equity Interest, and any events or any received notices which may change the Pledgor’s warranties and obligations under this Agreement or affect the Pledgor’s performance of its obligations under this Agreement.

6.2 The Pledgor agrees that the Pledgee’s right to the Pledge obtained from this Agreement shall not be suspended or inhibited by any legal procedure initiated by the Pledgor or any successors of the Pledgor or any person authorized by the Pledgor or any other person.

6.3 The Pledgor promises to the Pledgee that in order to protect or perfect the security for the payment of the Loan and the Services Fees, the Pledgor shall execute in good faith and cause other parties who have interests in the Pledge to execute, all title certificates and contracts or to perform any other actions (and cause other parties who have interests to take action) as required by the Pledgee and make access to exercise the rights and authorization vested in the Pledgee under this Agreement.

6.4 The Pledgor promises to the Pledgee that he will execute all amendment documents (if applicable and necessary) in connection with the certificate of the Equity Interest with the Pledgee or its designated person (being a natural person or a legal entity) and, within a reasonable period, provide to the Pledgee all notices, orders and decisions about the Pledge as the Pledgee deems necessary.

6.5 The Pledgor promises to the Pledgee that he will comply with and perform all the guarantees, covenants, warranties, representations and conditions for the benefit of the Pledgee. The Pledgor shall compensate the Pledgee for all losses suffered by the Pledgee because of the Pledgor’s failure to perform in whole or in part its guarantees, covenants, warranties, representations and conditions.

6.6 During the term of this Agreement, the Pledgor will not perform any action/non-action which may affect the value of the Equity Interest to maintain or increase the value. The Pledgor shall timely notify the Pledgee of any events which may affect the value decrease of the Equity Interest or the obligations under this Agreement, and shall provide security satisfactory to the Pledgee of the decreased value of the Equity Interest upon the Pledgee’s request.

6.7 To the extent permitted under applicable laws or regulations, the Pledgor shall use his best efforts to cooperate with all the registration, record or other procedures relating to the Pledge.

7.	Event of Default

7.1 Each of the following events shall be regarded as an Events of Default:

7.1.1	Pledgor fails to perform his obligations under the Loan Arrangement;

7.1.2 BaiduPay fails to pay the Services Fees in due course in full amount or perform other obligations under the Services Agreements;

7.1.3 Any representation or warranty made by the Pledgor in Article 5 hereof contains material misleading statements or errors and/or the Pledgor breaches any warranty in Article 5 hereof;

7.1.4	The Pledgor breaches the covenants under Article 6 hereof;

7.1.5	The Pledgor breaches any other provision of this Agreement;

7.1.6 The Pledgor waives the pledged Equity Interest or transfers or assigns the pledged Equity Interest without prior written consent from the Pledgee;

7.1.7 Any of the Pledgor’s external loans, guaranties, compensations, undertakings or other obligations (1) is required to be repaid or performed prior to the scheduled due date because of a default; or (2) is due but cannot be repaid or performed as scheduled, causing the Pledgee to believe that the Pledgor’s ability to perform the obligations hereunder has been affected;

7.1.8	BaiduPay is incapable of repaying its general debts or other debts;

7.1.9 This Agreement becomes illegal or the Pledgor is not capable of continuing to perform the obligations hereunder due to any reason other than a force majeure event;

7.1.10 There have been adverse changes to the properties owned by the Pledgor, causing the Pledgee to believe that the capability of the Pledgor to perform the obligations hereunder has been affected;

7.1.11 The successor or custodian of BaiduPay only partially performs or refuses to perform the payment obligation under the Services Agreements; and

7.1.12	The breach of the other provisions of this Agreement by the Pledgor due to his act or omission.

7.2 The Pledgor shall immediately give a written notice to the Pledgee if the Pledgor knows or discovers that any event specified under Article 7.1 hereof or any event that may result in the foregoing events has occurred.

7.3 Unless an event of default under Article 7.1 hereof has been solved to the Pledgee’s satisfaction, the Pledgee, at any time when the event of default occurs or at any time thereafter, may give a written notice of default to the Pledgor, requiring the Pledgor to immediately make full payment of the outstanding amount under the Loan Arrangement or under the Services Agreements or requesting to exercise the Pledge in accordance with Article 8 hereof.

8.	Exercise of the Pledge

8.1 The Pledgor shall not transfer or assign the Equity Interest without prior written approval from the Pledgee prior to the full performance of his obligations under the Loan Arrangement and full payment of all Service Fees under the Services Agreements, whichever is later.

8.2 The Pledgee shall give a notice of default to the Pledgor when the Pledgee exercises the Pledge.

8.3 Subject to Article 7.3, the Pledgee may exercise the Pledge when the Pledgee gives a notice of default in accordance with Article 7.3 or at any time thereafter.

8.4 The Pledgee is entitled to priority in receiving payment in the form of all or part of the Equity Interest based on the conversion value thereof, or from the proceeds from the auction or sale of all or part of the Equity Interest in accordance with legal procedure, until the outstanding debt and all other payables of the Pledgor under Loan Arrangement and Services Agreements are repaid.

8.5 The Pledgor shall not hinder the Pledgee from exercising the Pledge in accordance with this Agreement and shall give necessary assistance so that the Pledgee could fully exercise its Pledge.

9.	Assignment

9.1 The Pledgor shall not assign or transfer its rights and obligations hereunder without prior consent from the Pledgee.

9.2 This Agreement shall be binding upon the Pledgor and his successors and be binding on the Pledgee and each of its successors and permitted assigns.

9.3 To the extent permitted by law, the Pledgee may transfer or assign any or all of its rights and obligations under the Loan Arrangement to any person (natural person or legal entity) designated by it at any time. In that case, the assignee shall have the same rights and obligations as those of the Pledgee as if the assignee was an original party hereto. When the Pledgee transfers or assigns the rights and obligations under the Loan Arrangement, it is only required to provide a written notice to the Pledgor, and at the request of the Pledgee, the Pledgor shall execute the relevant agreements and/or documents with respect to such transfer or assignment.

9.4 After the Pledgee has been changed as a result of a transfer or an assignment, the new parties to the Pledge shall execute a new pledge contract.

10.	Effectiveness and Term

This Agreement is effective as of the date first set forth above and from the date when the pledge is recorded on BaiduPay’s Register of Shareholders.

11.	Termination

This Agreement shall terminate when the loan under the Loan Arrangement and the Services Fees under the Services Agreements have been fully repaid and the Pledgor no longer has any outstanding obligations under the Loan Arrangement and BaiduPay no longer has any outstanding obligations under the Services Agreements. Thereafter, the Pledgee shall cancel or terminate this Agreement as soon as reasonably practicable.

12.	Fees and Other Charges

12.1 [The Pledgor] shall be responsible for all of the fees and actual expenses in relation to this Agreement including, but not limited to, legal fees, production costs, stamp tax and any other taxes and charges. If the Pledgee pays the relevant taxes in accordance with the laws, [the Pledgor shall fully indemnify the Pledgee for such taxes paid by the Pledgee].

12.2 [In the event that the Pledgee has to make a claim against the Pledgor by any means as a result of the Pledgor’s failure to pay any tax or expense payable by the Pledgor under this Agreement, the Pledgor shall be responsible for all the expenses arising from such claim (including but not limited to any taxes, handling fees, management fees, litigation fees, attorney’s fees, and various insurance premiums in connection with the disposition of the Pledge)].

13. Force Majeure

13.1 Force Majeure, which includes but is not limited to acts of governments, acts of nature, fires, explosions, typhoons, floods, earthquake, tides, lightning or war, refers to any unforeseen event that is beyond a party’s reasonable control and cannot be prevented with reasonable care. However, any insufficiency of creditworthiness, capital or financing shall not be regarded as an event beyond a party’s reasonable control. The affected party by Force Majeure shall promptly notify the other party of such event resulting in exemption.

13.2 In the event that the affected party is delayed or prevented from performing its obligations under this Agreement by Force Majeure, and only to the extent of such delay and prevention, the affected party shall not be liable for obligations under this Agreement. The affected party shall take appropriate measures to minimize or remove the effects of Force Majeure and attempt to resume performance of the obligations that were delayed or prevented by the event of Force Majeure. After the event of Force Majeure is removed, both Parties agree to resume the performance of this Agreement using their best efforts.

14.	Confidentiality

The Parties acknowledge and confirm that all the oral and written materials exchanged relating to this Agreement are confidential. Each party must keep such materials confidential and cannot disclose such materials to any other third party without the other party’s prior written approval, unless: (a) the public knows or will know the materials (not due of the disclosure by the receiving party); (b) the disclosed materials are required by law or stock exchange rules to be disclosed; or (c) materials relating to the transactions under this Agreement are disclosed to the Parties’ legal or financial advisors, who must keep them confidential as well. Disclosure of the confidential information by employees or institutions hired by the Parties is deemed as an act by the Parties, therefore, subjecting them to liability.

15.	Dispute Resolution

15.1	This Agreement shall be governed by and construed in accordance with PRC law.

15.2 The Parties shall strive to settle any dispute arising from the interpretation or performance of this Agreement through friendly consultation. In case no settlement can be reached through consultation, each party can submit such matter to the China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration. The arbitration shall follow the current rules of CIETAC, the arbitration proceedings shall be conducted in Chinese and shall take place in Beijing, PRC. The arbitration award shall be final and binding upon the Parties.

16.	Notice

Any notice which is given by the Parties hereto for the purpose of performing the rights and obligations hereunder shall be in writing. If such notice is delivered personally, the time of notice is the time when such notice actually reaches the addressee; where such notice is transmitted by telex or facsimile, the notice time is the time when such notice is transmitted. If such notice does not reach the addressee on a business day or reaches the addressee after business hours, the next business day following such day is the date of notice. The delivery place is the address first written above for each of the Parties hereto or the address advised by such party in writing, including facsimile and telex, from time to time.

Party A:	Baidu Online Network Technology (Beijing) Co., Ltd.
Address:	Baidu Building, No. 10 Shangdi 10th Street, Haidian District, Beijing
Facsimile:	010-59928888
Telephone:	010-59928888

Party B:	Zhixiang Liang
Address:	6/F, Baidu Building, No. 10 Shangdi 10th Street, Haidian District, Beijing
Facsimile:	010-59927435
Telephone:	010-50817917

17.	Entire Agreement

Notwithstanding provisions in Article 10 hereof, the Parties agree that this Agreement constitutes the entire agreement of the Parties hereto with respect to the subject matters herein upon its effectiveness and supersedes and replaces all prior oral and/or written agreements and understandings relating to the subject matters of this Agreement.

18.	Severability

Should any provision of this Agreement be held invalid or unenforceable because of inconsistency with applicable laws, such provision shall be invalid or unenforceable only to the extent of such applicable laws without affecting the validity or enforceability of the remainder of this Agreement.

19.	Appendices

The appendices to this Agreement shall constitute an integral part of this Agreement.

20.	Amendment or Supplement

20.1 The Parties may amend or supplement this Agreement by written agreement. The amendments or supplements to this Agreement duly executed by both Parties shall form an integral part of this Agreement and shall have the same legal effect as this Agreement.

20.2 This Agreement and any amendments, modifications, supplements, additions or changes hereto shall be in writing and shall be effective upon being executed and sealed by the Parties hereto.

21.	Counterparts

This Agreement is make in Chinese in two originals, with each Party holding one original. Both originals have the same legal effect.

[no text below]

[Signature Page]

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed by himself, its legal representative or its duly authorized representative as of the date first written above.

Party A: Baidu Online Network Technology (Beijing) Co., Ltd.

/s/: Hailong Xiang

Seal of Baidu Online Network Technology (Beijing) Co., Ltd.

Party B: Zhixiang Liang

/s/: Zhixiang Liang

Appendix I

Register of shareholders of Beijing BaiduPay Science and Technology Co., Ltd.

Name of the Shareholder:	Beijing Baidu Netcom Science Technology Co., Ltd.
Address:	2/F, No. 10 Shangdi 10th Street, Haidian District, Beijing
Contribution Amount:	RMB2,191.28 million
Percentage of Share Capital:	54.782%
Number of the certificate of capital contribution:

Name of the Shareholder:	Zhixiang Liang
ID number:
Contribution Amount:	RMB216.72 million
Percentage of Share Capital:	5.418%
Number of the certificate of capital contribution:

Name of the Shareholder:	Au Yi Heng Tong (Beijing) Co., Ltd.
Address:	Section BE, 4/F., Building One, No. 10 Shangdi 10th Street, Haidian District, Beijing
Contribution Amount:	RMB1,592.00 million
Percentage of Share Capital:	39.8%
Number of the certificate of capital contribution:

Liang Zhixiang holds 5.418% equity interests in Beijing BaiduPay Science and Technology Co., Ltd., the entirety of which has been pledged to Baidu Online Network Technology (Beijing) Co., Ltd.

Baidu Online Network Technology (Beijing) Co., Ltd. is the pledgee of 5.418% of the equity interests in Beijing BaiduPay Science and Technology Co., Ltd.

Beijing Baidu Netcom Science Technology Co., Ltd.

/s/: Zhixiang Liang

Name: Zhixiang Liang

Title: Legal representative

Date: October 18, 2016

Appendix II

Resolutions of the Shareholders’ Meeting

of Beijing BaiduPay Science and Technology Co., Ltd.

In respect of the Amended and Restated Equity Pledge Agreement dated October 18, 2016 between the shareholders of Beijing BaiduPay Science and Technology Co., Ltd. (the “Company”) and Beijing Online Network Technology (Beijing) Co., Ltd., a resolution is unanimously adopted at the shareholders’ meeting of the Company that:

It is approved that Zhixiang Liang, a shareholder of the Company, pledges all of his equity interests in the Company to Baidu Online Network Technology (Beijing) Co., Ltd.

The resolution was signed and delivered on October 18, 2016.

Shareholder: Beijing Baidu Netcom Science Technology Co., Ltd.

/s/: Zhixiang Liang

Title: Legal representative

Date: October 18, 2016